EXHIBIT  2.

PRESS  RELEASE

Contact:
Brian  Bonar,  Imaging  Technologies  Corp.
Tel:  858-451-6120
bbonar@itec.net

       IMAGING TECHNOLOGIES COMPLETES DIVESTITURE OF GREENLAND CORPORATION
            Pro forma results include 30% reduction in operating loss

SAN DIEGO, March 2, 2004 -- Imaging Technologies Corporation (OTCBB: IMTO), announced today that it's Board of Directors has passed on its agreement with Greenland Corporation (OTC Bulletin Board: GRLC), by which ITEC will become a minority shareholder of Greenland.

     In January 2003, ITEC acquired a majority interest in Greenland through a stock purchase transaction. Pursuant to the agreement, a majority of Greenland shares held by ITEC were returned to Greenland; and Greenland canceled ITEC indebtedness to Greenland. ITEC retains a minority interest in Greenland and ITEC nominee directors have resigned from Greenland's Board of Directors effective March 1, 2004.

     As a result of the transaction, the ITEC balance sheet will show a reduction of total assets of approximately $4.4 million, largely due to a reduction of goodwill related to Greenland. Liabilities will be reduced by approximately $7.1 million, which consist primarily of notes payable, accounts payable, and payroll-related liabilities, including taxes.

     Adjustments to ITEC's operations include a reduction in revenues of $400 thousand and $4.5 million for the periods ended June 30, 2003 and December 31, 2003, respectively. As a result of the transaction, ITEC's loss would be reduced by 30% and for the period ended December 31, 2003 would be 30% for the June and December periods due to reductions in expenses attributed to Greenland operations.

     ITEC will file a complete statement, including pro forma financial statements on Form 8-K.

     "This agreement enables both ITEC and Greenland to continue with their respective business plans," said Brian Bonar, Chairman and CEO of ITEC. "Our divestiture of our interest in Greenland is part of our overall strategy to achieve operational profitability and to concentrate our business on providing a variety of financial services to small and medium-size businesses," he added.

ABOUT  IMAGING  TECHNOLOGIES  CORP.

Imaging Technologies Corporation (OTC Bulletin Board: IMTO) was founded in 1982. Headquartered in San Diego, California, the Company provides a variety of financial and human resources services to small and medium size businesses.

The Company will shortly implement a name change by which it will be known as Dalrada Financial Corporation.

Two of ITEC's subsidiaries, SourceOne Group , and ProSportsHR , are professional employer organizations that provide a variety of personnel and human resources services to small to medium-sized businesses. Further information can be obtained on the following internet sites: prosportshr.com, and sourceonegroup.com.

The Company's MedicalHR, and CallCenterHR subsidiaries are temporary staffing organizations, which provide full-service staffing services to specialized industries.

The  Company  also  owns  controlling interested in Quik Pix, Inc. (Pink Sheets:
QPIX), a leading visual marketing support firm located in Buena Park, California. The Company's patented PhotoMotion is a unique color medium of multi-image transparencies. Information on the Company is available at colorvisuals.com./ QPIX also produces and distributes the Company's other imaging products, including its proprietary suite of ColorBlind software, which is devoted to color management for desktop and commercial printing and graphic arts. More information is available at color.com.

Information on the Company is available at the ITEC Web site at itec.net. Statements in this press release may constitute forward-looking statements and are subject to numerous risks and uncertainties, including the failure to complete successfully the development of new or enhanced products, the Company's future capital needs, the lack of market demand for any new or enhanced products the Company may develop, any actions by the Company's partners that may be adverse to the Company, the success of competitive products, other economic factors affecting the Company and its markets, seasonal changes, and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. The actual results may differ materially from those contained in this press release. The Company disclaims any obligation to update any statements in this press release.